WESTINGHOUSE AIR BRAKE TECHNOLOGIES CORPORATION.

1001 Air Brake Avenue

Wilmerding, PA 15148

July 31, 2006

Via EDGAR

Michael Fay

Accounting Branch Chief

United States Securities and Exchange Commission

CF/AD5

100 F Street, NE

Washington, DC 20549-0405

RE:	Westinghouse Air Brake Technologies Corporation.

Form 10-K: For the Year Ended December 31, 2005

Form 10-Q: For the Period Ended March 31, 2006

File No. 033-90866

Dear Mr. Fay:

We have reviewed the comments and recommendations of the Staff set forth in your letter dated July 6, 2006. On behalf of Westinghouse Air Brake Technologies Corporation, this letter will set forth our responses to the Staff’s comments. Note that all page numbers cited in our responses below refer to the page numbers in the Form 10-K filed with the SEC on March 16, 2006, and in the Form 10Q filed with the SEC on May 10, 2006.

Michael Fay

July 31, 2006

FORM 10-K: FOR THE YEAR ENDED DECEMBER 31, 2005

Notes to Consolidated Financial Statements, page 50

Note 18. Commitments and Contingencies, page 69

1.	We note your response to our prior comment number 5. Please tell us and disclose the basis for your believe that asbestos related losses are not likely to be material. Alternatively, given the uncertainty in determining the amount of the associated liability, disclose, if true, that it is reasonably possible that such losses could be material.

Future filings will be revised to disclose the following information concerning the Company’s asbestos-related losses:

“It is Management’s belief that the potential range of loss for asbestos-related bodily injury cases is not reasonably determinable at present for a variety of factors, including: (1) the limited asbestos case settlement history of the Company’s wholly owned subsidiary, Railroad Friction Products Corporation (RFPC); (2) the unpredictable nature of personal injury litigation in general; and (3) the uncertainty of asbestos litigation in particular. Despite this uncertainty, and although the results of the Company’s operations and cash flows for any given period could be adversely affected by asbestos-related lawsuits, Management believes that the final resolution of the Company’s asbestos-related cases will not be material to the Company’s overall financial position, results of operations and cash flows. In general, this belief is based upon: (1) Wabtec’s and RFPC’s limited history of settlements and dismissals of asbestos-related cases to date; (2) the inability of many plaintiffs to establish any exposure or causal relationship to RFPC’s product; and (3) the inability of many plaintiffs to demonstrate any identifiable injury or compensable loss.

More specifically, as to RFPC, Management’s belief that any losses due to asbestos-related cases would not be material is also based on the fact that RFPC owns insurance which provides coverage for asbestos-related bodily injury claims. To date, RFPC’s insurers have provided RFPC with defense and indemnity in these actions. As to Wabtec and its divisions, Management’s belief that asbestos-related cases will not have a material impact is also based on its position that it has no legal liability for asbestos-related bodily injury claims, and that the former owners of Wabtec’s assets retained asbestos liabilities for the products at issue. To date, Wabtec has been able to successfully defend itself on this basis, including an arbitration decision and a judicial opinion, both of which confirmed Wabtec’s position that it did not assume any asbestos liabilities from a former owner of a majority of Wabtec’s assets. Although Wabtec has incurred defense and administrative costs in connection with asbestos bodily injury actions, these costs have not been material, and the company has no information that would suggest these costs would become material in the foreseeable future.”

FORM 10-Q: For the Period Ended March 31, 2006

Notes to Condensed Consolidated Financial Statements, page 6

Stock-Based Compensation, page 6

Stock-Based Plans, page 7

2.	In your next Form 10-Q, please disclose the basis for determining the expected term and expected volatility assumptions. Refer to paragraphs 64 and A240 (e)(2)(a) and (b) of FAS 123R, and Section D and Question 1 of Section H of SAB Topic 14 for further guidance. Provide us with a copy of your intended disclosure.

Michael Fay

July 31, 2006

We intend to revise future filings to disclose our basis for determining the expected term and expected volatility assumptions as follows:

“Expected life in years is determined from historical stock option exercise data. Expected volatility is based on the historical volatility of Wabtec stock.”

Management’s Discussion and Analysis … page 22

Critical Accounting Policies, page 29

3.	It appears from your disclosures that stock based compensation expense to be recognized in 2006 and forward will be significantly greater than actual or proforma amounts recognized in prior periods. Accordingly, in your next Form 10-Q, please disclose in detail the reasons for the increase, including the effect of newly adopted plans, change in utilization and/or issuances of instruments under previously outstanding plans and/or modifications to previously outstanding plans that may have contributed to the increase. Further, include in your disclosure a detailed discussion of the assumptions used in computing stock based compensation, the basis for the assumptions elected and how they were determined, the factors that are subject to variation that may significantly affect the amount of compensation recognized and how and why such factors may vary, along with any other disclosure applicable to your circumstances that will assist investors in understanding the impact of your stock based compensation in future periods. Refer to the last paragraph of Question 5 in Section D.1 and the additional guidance indicated therein, and Section M of SAB Topic 14. Provide us with a copy of your intended disclosure.

The primary reason for the increase in stock based compensation between years is the issuance of shares under a non-vested stock plan in 2006 and increased expense under a stock based incentive plan as a result of the improved performance of the Company. We will modify our disclosures in future filings to clarify this and will make the following disclosure in the Critical Accounting Policies section of Management’s Discussion and Analysis

“Stock based compensation was $XX and $XX for the six months ended June 30, 2006 and 2005, respectively. The primary reason for the increase in stock based compensation expense between years is the issuance of shares in 2006 under a non-vested stock plan and increased expense under a stock based incentive plan as a result of the improved performance of the Company. The accounting for the non-vested stock and the stock awards under the incentive plan was not impacted significantly by the adoption of FAS 123(R). In addition, compensation expense of $XX was recorded for the six months ended June 30, 2006 related to the expensing of stock options in accordance with FAS 123(R).

The Company uses a Black-Scholes pricing model to estimate the fair value of stock options at grant date. Determining the fair value of stock options at grant date requires judgment, including estimates for the dividend yield, the average risk-free interest rate, expected volatility and expected life. The dividend yield is based on the Company’s dividend rate and the current market price of the underlying common stock. The risk-free interest rate is based on the U.S. Treasury bond rate for the expected life of the option. Expected life in years is determined from historical stock option exercise data. Expected volatility is based on the historical volatility of Wabtec stock. If any of these assumptions differ significantly from actual, stock-based compensation expense could be impacted.

Stock awards under the incentive plans vest upon the achievement of certain financial goals for each three year period ending at December 31, 2006, 2007 and 2008, respectively. We estimate that the majority of stock awards granted will vest

Michael Fay

July 31, 2006

and have recorded compensation expense accordingly. If our estimate of the number of these stock awards expected to vest changes in a future accounting period, compensation expense could be reduced and will be recognized over the remaining vesting period.”

******

If you have any further questions or comments, please contact the undersigned at (412) 825-1317 or contact our counsel at Reed Smith, Dave DeNinno (412-288-3214) or Christi Davis (412-288-7226).

Sincerely,

WESTINGHOUSE AIR BRAKE TECHNOLOGIES CORPORATION

/s/ Alvaro Garcia-Tunon

Alvaro Garcia-Tunon

cc:	P. Dugan
P. Robinson
D. DeNinno, Esq.
C. Davis, Esq.